Northern Dynasty Announces Closing of First Tranche of Special Warrant Private Placement

December 21, 2018 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) reports that, further to its press release of December 11, 2018, it has completed a first tranche closing of the fundraising through a private placement of 8,908,322 Special Warrants at a price of C$0.83 (US$0.62) per Special Warrant, for gross proceeds of approximately C$7.4 million (US$5.6 million). The Company expects to close the second tranche of 2,382,000 Special Warrants imminently, for total aggregate offering proceeds of approximately C$9.4 million (US$7 million).

The Special Warrants will convert upon exercise into common shares (the “Common Shares”) on a one-for-one basis and without payment of any additional consideration. The Company has agreed to file a prospectus in certain Canadian provinces to qualify the conversion of the Special Warrants (the “Canadian Prospectus”). The Company has also entered into registration rights agreements with the U.S. holders of 4,109,068 Special Warrants.

This press release does not constitute an offer of securities for sale in the United States. Neither the issuance of the Special Warrants nor the Common Shares have been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and, unless any of such securities are registered, such securities may only be offered or sold within the United States pursuant to applicable exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About Northern Dynasty

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address the offering of Special Warrants, closing of the financing and the use of proceeds of the offering that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate completion of the Special Warrant offering or the amount of proceeds raised of the Company’s future performance. In addition, any statements made by the Company, other than statements of historical facts, that address events or developments that the Company expects in relation to the Pebble Project, including any potential re-partnering, are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks as detailed in its public filings. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. The National Environmental Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives. Accordingly, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.